

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 31, 2008

Via Facsimile and U.S. Mail

Mr. Thomas E. Gay III
Chief Financial Officer
Sigma Designs, Inc.
1778 McCarthy Blvd.
Milpitas, California 95035

Re: Sigma Designs, Inc.
Form 10-K for the fiscal year ended February 2, 2008
Filed April 2, 2008
Form 10-Q for Quarterly Period Ended November 1, 2008
File No. 1-32207

Dear Mr. Gay:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended February 2, 2008

Item 1. Business, page 5

1.   In future filings of your annual report on Form 10-K, please disclose your Internet address. See Item 101(e)(3) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 40

Note 16. Segment and geographical information, page 63

2.   We note your disclosure of long-lived assets by geographical areas includes intangible assets. Please note that the guidance in Question 22 of the FASB Staff Implementation Guidance on Applying FASB Statement 131 states that intangible assets should not be included in this disclosure. Revise future filings accordingly.

Item 9A. Controls and Procedures, page 65

Management's Report on Internal Control over Financial Reporting, page 66

3.   Please revise future filings to include a statement that your independent registered accounting firm has issued an attestation report on your internal controls over financial reporting. Refer to item 308(a)(4) of Regulation S-K.

Item 11. Executive Compensation, page 69

Compensation Discussion and Analysis, page 13

4.   We note your disclosure on page 13 of your proxy statement that you use competitive benchmarking as a primary basis in making compensation decisions. Additionally, we note your disclosure on page 14 that your "executive base salaries should be neither above nor below the range of base salaries for similar positions at comparable companies," but that "in some cases, [y]our executive compensation may fall outside of this range due to certain circumstances, such as strong retention need or an extraordinary performance." In future filings, please expand your disclosure to provide a discussion of where actual payments fall within this targeted range of base salaries at benchmarked companies. Furthermore, to the extent that actual compensation was outside of this range, please include an explanation of the reasons for this. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

5.   We note that your disclosure in Compensation Discussion and Analysis does not provide analysis of how the compensation committee considered and used

individual performance and financial results to determine executive compensation. In future filings, please provide specific disclosure and analysis of how individual performance contributes to actual compensation for named executive officers. For example, please disclose those elements of individual performance, both quantitative and qualitative, and individual contributions that the compensation committee considers in its evaluation. Please see Item 402(b) of Regulation S-K.

6.   Your Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. We refer you to Release 33-8732A, Section II.B.1. For example, we note the disparity between your chief executive officer's compensation and that of the other named executive officers. In future filings, please provide a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

7.   We note your disclosure that with respect to executive compensation, the compensation committee "reviews and approves compensation that is recommended by [y]our Chief Executive Officer." Please expand your disclosure to provide a detailed explanation of the CEO's role in determining executive compensation. See Item 402(b)(2)(xv) of Regulation S-K.

Form 10-Q for Quarterly Period Ended November 1, 2008

Note 2. Cash, Cash Equivalents, and Marketable Securities, page 11

8.   We note that the estimated fair value of your auction rate securities provided by the investment firm that holds the securities indicated a value of $36.9 million, or $6.1 less than the carrying amount as of November 1, 2008. Given this, please tell us why you believe these securities were not impaired at November 1, 2008. Additionally, please tell us and revise your future filings to disclose the significant assumptions underlying your valuation of your auction rate securities. Tell us and revise your Management's Discussion and Analysis in future filings to discuss how you determined the unobservable inputs and how the resulting fair value of your assets and possible changes to those values impacted or could impact your results of operations, liquidity, and capital resources.

9.   We note your disclosure that "[b]ased on the cash, cash equivalents and short-term marketable securities balance of $132.3 million and expected positive operating cash flows, the Company does not anticipate the potential lack of

liquidity associated with the ARS will adversely affect the Company's ability to conduct business." Please tell us and disclose in future filings whether or not you believe you have the intent and the ability to hold the security until a forecasted recovery of fair value. Discuss how you applied the accounting literature you relied upon in assessing whether or not there was an other than temporary impairment of the securities. Include a discussion of your analysis of the expected recovery period and the factors you considered in determining whether you have the intent and ability to hold the security until its recovery. Refer to the guidance in SFAS 157 and 115, FSP FAS 115-1, and SAB Topic 5M.

Note 3. Fair values of Assets and Liabilities, page 12

10.   In accordance with paragraph 39 of SFAS 157, your disclosures in the first period after adoption of SFAS 157 should have included disclosure of the valuation technique(s) used to measure fair value and a discussion of changes, if any, in the valuation technique(s) used to measure similar assets in prior periods. However, we do not see where you included this disclosure in your May 3, 2008 Form 10-Q. Please provide the required disclosures to us in your response.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3625 with any other questions. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Mary Beth Breslin
Senior Attorney